SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

STELLENT, INC.
(Name of subject company (Issuer))
ORACLE CORPORATION
ORACLE SYSTEMS CORPORATION
STAR ACQUISITION CORP.
(Names of Filing Persons (Offerors))

Common Stock, $0.01 par value per share (Title of classes of securities)	85856W105 (CUSIP number of common stock)

Daniel Cooperman, Esq.
Senior Vice President, General Counsel & Secretary
Oracle Corporation
500 Oracle Parkway
Redwood City, California 94065
Telephone: (650) 506-7000
(Name, address, and telephone number of person authorized to receive notices and communications on behalf of Filing Persons)

Copies to:
William M. Kelly, Esq.
Davis Polk & Wardwell
1600 El Camino Real
Menlo Park, California 94025
Telephone: (650) 752-2000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)

$450,988,857	$48,255

(1)	Estimated for purposes of calculating the filing fee only. This amount is based upon an estimate of the maximum number of shares to be purchased pursuant to the tender offer at the tender offer price of $13.50 per Share.

(2)	The amount of the filing fee calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $107 for each $1,000,000 of value.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:	N/A	Filing Party:	N/A
Form of Registration No.:	N/A	Date Filed:	N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of the tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☑	third party tender offer subject to Rule 14d-1

☐	issuer tender offer subject to Rule 13e-4

☐	going private transaction subject to Rule 13e-3

☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Items 1. through 9., and Item 11.
Item 10. Financial Statements.
Item 12. Exhibits.
Item 13. Information Required by Schedule 13 E-3.
SIGNATURES
EXHIBIT INDEX
EXHIBIT 99.(a)(1)(i)
EXHIBIT 99.(a)(1)(ii)
EXHIBIT 99.(a)(1)(iii)
EXHIBIT 99.(a)(1)(iv)
EXHIBIT 99.(a)(1)(v)
EXHIBIT 99.(a)(1)(vi)
EXHIBIT 99.(a)(1)(vii)

Items 1.	through 9., and Item 11.

This Tender Offer Statement on Schedule TO (this “Schedule TO”) is filed by (i) Oracle Corporation, a Delaware corporation (“Oracle”), (ii) Oracle Systems Corporation, a Delaware corporation and a wholly-owned subsidiary of Oracle (“Parent”), and (iii) Star Acquisition Corp., a Minnesota corporation and a wholly-owned subsidiary of Parent (the “Purchaser”). This Schedule TO relates to the offer by the Purchaser to purchase all outstanding shares of common stock, $0.01 par value per share, and the associated preferred stock purchase rights (together, the “Shares”), of Stellent, Inc., a Minnesota corporation (the “Company”), at a purchase price of $13.50 per Share, net to the seller in cash without interest thereon, less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 13, 2006 (the “Offer to Purchase”) and in the related Letter of Transmittal, copies of which are attached as Exhibits (a)(1)(i) and (a)(1)(ii) (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

The information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference with respect to Items 1 through 9 and 11 of this Schedule TO.

Item 10.	Financial Statements.

Not applicable.

Item 12.	Exhibits.

(a)(1)(i)	Offer to Purchase, dated November 13, 2006.*
(a)(1)(ii)	Form of Letter of Transmittal.*
(a)(1)(iii)	Form of Notice of Guaranteed Delivery.*
(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(v)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(vi)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*
(a)(1)(vii)	Form of Summary Advertisement as published on November 13, 2006 in The New York Times.
(a)(5)	Press Release issued by Oracle on November 2, 2006.(1)
(b)	None.
(d)(1)	Agreement and Plan of Merger, dated November 2, 2006, among Parent, the Purchaser and the Company.(2)
(d)(2)	Form of Tender and Voting Agreement, dated November 2, 2006, among Parent, the Purchaser and each shareholder party thereto.(3)
(d)(3)	Form of Escrow Agreement, dated November 2, 2006, among Parent, the Purchaser and each shareholder party thereto.(4)
(d)(4)	First Amendment to Rights Agreement, dated November 2, 2006, between Stellent, Inc. and Wells Fargo Bank Minnesota, N.A.(5)
(g)	None.
(h)	None.

*	Included in mailing to shareholders.

(1)	Incorporated by reference to the Schedule TO-C filed by Oracle Corporation, Oracle Systems Corporation and Star Acquisition Corp. on November 3, 2006.

(2)	Incorporated by reference to Exhibit 1 to the Schedule 13D filed by Oracle Corporation, Oracle Systems Corporation and Star Acquisition Corp. on November 9, 2006.

(3)	Incorporated by reference to Exhibit 2 to the Schedule 13D filed by Oracle Corporation, Oracle Systems Corporation and Star Acquisition Corp. on November 9, 2006.

(4)	Incorporated by reference to Exhibit 3 to the Schedule 13D filed by Oracle Corporation, Oracle Systems Corporation and Star Acquisition Corp. on November 9, 2006.

(5)	Incorporated by reference to Exhibit 4 to the Schedule 13D filed by Oracle Corporation, Oracle Systems Corporation and Star Acquisition Corp. on November 9, 2006.

Item 13.	Information Required by Schedule 13 E-3.

Not applicable.

SIGNATURES

After due inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

STAR ACQUISITION CORP.

By:	/s/ Daniel Cooperman
Name: Daniel Cooperman

Title:	President and Chief Executive Officer

ORACLE SYSTEMS CORPORATION

By:	/s/ Daniel Cooperman
Name: Daniel Cooperman

Title:	Senior Vice President, General Counsel and Secretary

ORACLE CORPORATION

By:	/s/ Daniel Cooperman
Name: Daniel Cooperman

Title:	Senior Vice President, General Counsel and Secretary

Dated November 13, 2006

EXHIBIT INDEX

(a)(1)(i)	Offer to Purchase, dated November 13, 2006.*
(a)(1)(ii)	Form of Letter of Transmittal.*
(a)(1)(iii)	Form of Notice of Guaranteed Delivery.*
(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(v)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(vi)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*
(a)(1)(vii)	Form of Summary Advertisement as published on November 13, 2006 in The New York Times.
(a)(5)	Press Release issued by Oracle on November 2, 2006.(1)
(b)	None.
(d)(1)	Agreement and Plan of Merger, dated November 2, 2006, among Parent, the Purchaser and the Company.(2)
(d)(2)	Form of Tender and Voting Agreement, dated November 2, 2006, among Parent, the Purchaser and each shareholder party thereto.(3)
(d)(3)	Form of Escrow Agreement, dated November 2, 2006, among Parent, the Purchaser and each shareholder party thereto.(4)
(d)(4)	First Amendment to Rights Agreement, dated November 2, 2006, between Stellent, Inc. and Wells Fargo Bank Minnesota, N.A.(5)
(g)	None.
(h)	None.

*	Included in mailing to shareholders

(1)	Incorporated by reference to the Schedule TO-C filed by Oracle Corporation, Oracle Systems Corporation and Star Acquisition Corp. on November 3, 2006.

(2)	Incorporated by reference to Exhibit 1 to the Schedule 13D filed by Oracle Corporation, Oracle Systems Corporation and Star Acquisition Corp. on November 9, 2006.

(3)	Incorporated by reference to Exhibit 2 to the Schedule 13D filed by Oracle Corporation, Oracle Systems Corporation and Star Acquisition Corp. on November 9, 2006.

(4)	Incorporated by reference to Exhibit 3 to the Schedule 13D filed by Oracle Corporation, Oracle Systems Corporation and Star Acquisition Corp. on November 9, 2006.

(5)	Incorporated by reference to Exhibit 4 to the Schedule 13D filed by Oracle Corporation, Oracle Systems Corporation and Star Acquisition Corp. on November 9, 2006.